June 14, 2019

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Variable Insurance Trust

Proxy Statement

File No. 811-04642

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Anu Dubey of the Staff of the Securities and Exchange Commission (the “SEC”) on June 11, 2019, pertaining to the above referenced Proxy Statement on Schedule 14A submitted by Virtus Variable Insurance Trust (the “Registrant”) on June 7, 2019, with respect to Virtus SGA International Growth Series (formerly Virtus Duff & Phelps International Series) (the “Series”). Where noted, changes, as applicable, have been made to the Proxy Statement. Unless otherwise noted, capitalized terms have the same meanings as used in the Proxy Statement.

Set forth below is each comment and the Registrant’s response thereto.

1.	Comment:

On page 4, in the first paragraph, the proposal to adjourn the Meeting should be described as a proposal in the Proxy Statement and on the proxy card if shareholders will be asked to vote on it.

Response: The language in the last six sentences in this paragraph has been replaced with the following, so shareholders will not be asked to vote on any adjournment:

“If the necessary quorum to transact business or the vote required to approve the proposal is not obtained at the Meeting, the chairperson of the Meeting may adjourn the Meeting to permit further solicitation of voting instructions if the chairperson determines that an adjournment and further solicitation is reasonable and in the interest of shareholders. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Neither the Commission nor Virtus requires any specific minimum percentage of Contract Owners to vote in order for an Insurance Company to vote shares for which voting instructions are not received. Virtus seeks to obtain a reasonable level of turnout given the particular circumstances, which circumstances may include the proportion of voting instructions actually received voting “for” the proposal. Adjourned meetings may be held within sixty (60) days after the date originally set for the Meeting without further notice to shareholders or Contract Owners, unless a new record date is set for the determination of shareholders entitled to notice of and to vote at the Meeting.”

EDGAR Operations Branch

June 14, 2019

2.	Comment:

On page 5, in the next to last sentence in the second paragraph, add an explanation for why the Adviser took the action to terminate DPIM as subadviser.

Response: The referenced statement has been revised to state the following:

“With respect to management of the Series, due to the Subadviser not meeting performance expectations, the Adviser initiated actions that resulted in the Adviser’s recommendation to terminate DPIM as subadviser.”

3.	Comment:

On page 6, in the fourth paragraph directly before the subheading, add the effective subadvisory fee rate in addition to the total fees paid.

Response: The last sentence in this paragraph before the subheading has been revised to state the following:

“For the fiscal year ended December 31, 2018, the Adviser paid DPIM $652,269 in aggregate subadvisory fees for its services with regard to the Series, which was an effective rate of 0.38% of net assets of the Series.”

4.	Comment:

On page 7, in the first sentence, please identify any other differences in the Subadvisory Agreement from the Previous Subadvisory Agreement, to the extent they are material.

Response: The Registrant notes there are no other material differences, and has updated the first sentence so it ends in “certain other non-material exceptions.”

5.	Comment:

On page 10, in the last paragraph above the chart, please add a description highlighting any differences between the two strategies, including the risk factors as applicable.

EDGAR Operations Branch

June 14, 2019

Response: The paragraph referenced has been replaced with the following:

“The Board noted that the investment objective of the Series will not change, although the Subadviser will manage the Series using different strategies with similar risk factors. Both are bottom-up fundamental stock pickers looking for superior growth with attractive valuations, however, DPIM is also informed by top-down macro views while SGA may also consider certain ESG factors. The principal risks may also be described differently because there are certain investment strategies that, while previously also permitted for the Series, SGA has determined are principal strategies and therefore the related risks may be deemed principal risks of investing in the Series. Further, due to SGA’s growth focus SGA does not anticipate that value stocks will be primary investments for the Fund, and SGA does not anticipate derivative investments to be primary investments of the Fund. Following is a comparison of the Series’ investment strategies upon the change from DPIM to the Subadviser:”

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.

cc:	Kevin J. Carr, Esq.

Jennifer S. Fromm, Esq.

Ann Flood